EXHIBIT 99.6
Media release

Rio Tinto joins First Movers Coalition to help drive low-carbon transition

20 September 2022

NEW YORK--(BUSINESS WIRE)-- Rio Tinto today announced it will join the First Movers Coalition, a global initiative to help commercialise zero-carbon technologies by harnessing purchasing power and supply chains.
More than 50 companies with a collective market value of about $8.5 trillion across five continents now make up the coalition to create early markets for innovative clean energy technologies.
The initiative is led by the World Economic Forum and the US Government and targets sectors including aluminium, aviation, chemicals, concrete, shipping, steel, and trucking, which are responsible for 30 per cent of global emissions. This is expected to rise to over 50 per cent by mid-century, unless there is urgent progress on clean technology innovation.
Rio Tinto Chief Commercial Officer Alf Barrios said: “We want to bring Rio Tinto’s considerable buying power to help build sustainable supply chains for emerging green technologies. The low-carbon transition is at the heart of our business strategy and success will require large scale of change throughout the value chain, which our pledges to the First Movers Coalition are aimed at supporting.
“As a member of the First Movers Coalition, we also look forward to building on our existing network of partnerships to support the development of new technologies to help power our way to a net-zero future.”
Head of the First Movers Coalition at the World Economic Forum Nancy Gillis said: “Rio Tinto’s commitment to a sustainable future makes the company an impactful addition to the First Movers Coalition. We look forward to collaborating with Rio Tinto to encourage clean energy innovation and transition the mining industry toward a zero-carbon future.”
Rio Tinto is making commitments to purchase more zero emissions fuel for its own shipping fleet and make greater use of suppliers who use zero emission fuels in shipping and aviation. It has also pledged that it will ensure a greater proportion of heavy haul trucks it acquires will be zero emissions.
The company is working to reach net zero by 2050. It has set a target of a 50% reduction in Scope 1 and 2 emissions by 2030, backed with an estimated investment of approximately $7.5 billion in capital.
For more information about the First Movers Coalition visit www.weforum.org.

Notes to editors
Rio Tinto is a leading supplier of high quality, low-carbon footprint aluminium, including the use of renewable hydropower, and is working to reduce emissions even further. We are scaling up a revolutionary technology for zero-carbon aluminium smelting technology through our ELYSIS partnership with Alcoa, with support from Apple and the governments of Canada and Quebec. In Australia, we aim to develop green repowering solutions for the Boyne Island and Tomago smelters, and are working with the state and federal governments, power companies and renewable developers to increase the availability of renewables.

Rio Tinto has entered the First Movers Coalition’s shipping, trucking and aviation categories, where general commitments for participants include:
Shipping
•Ship Owner: “At least 5% of our deep-sea shipping will be powered by zero-emission fuels by 2030, enabled by ships capable of using zero-emission fuels”
•Cargo Owner: “At least 10% of the volume of our goods shipped internationally will be on ships using zero-emission fuels by 2030; on the way to 100% by 2040”

Trucking
•Trucking Owner / Operator: “At least 30% of my heavy-duty and 100% of my medium-duty new truck purchases will be zero-emission trucks by 2030”
•Trucking Services User: “I require my trucking service providers to meet the commitment that at least 30% of heavy-duty and 100% of medium-duty new truck purchases will be zero-emission trucks by 2030”

Aviation
•Airfare Purchaser: “By 2030, we will partner with air transport operators to replace at least 5% of conventional jet fuel used for our air travel/freight with sustainable aviation fuels (SAF) that reduce lifecycle GHG emissions by 85% or more when compared with conventional jet fuel, and/or using zero-carbon emitting propulsion technologies”

Rio Tinto is working closely with the FMC team to determine how it practically integrates the intent of the commitments in the context of Rio Tinto’s global operations.

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